SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of FEBRUARY 2021
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: February 1, 2021

List of materials

Documents attached hereto:

i)  Press release: Sony Music Entertainment Announces the Acquisition of Certain of Kobalt Music Group Limited’s Operations

February 1, 2021
Sony Corporation

Sony Music Entertainment Announces the Acquisition of
Certain of Kobalt Music Group Limited’s Operations

February 1, 2021 (Eastern Standard Time) – Sony Music Entertainment (“SME”), a wholly-owned subsidiary of Sony Corporation (“Sony”), and Kobalt Music Group Limited (“Kobalt”) today announced that SME has entered into a definitive agreement to acquire 100% of the shares and related assets of certain Kobalt subsidiaries in order to obtain AWAL, Kobalt’s recorded music label and distribution business mainly for independent recording artists, and Kobalt Neighbouring Rights, Kobalt’s music neighboring rights management business.  The purchase price of this transaction is 430 million U.S. dollars, subject to customary working capital and other adjustments.  This transaction is subject to customary closing conditions, including regulatory approvals.  For further details, please refer to the attached press release.

This transaction is not anticipated to have a material impact on Sony's forecast for its consolidated financial results for the fiscal year ending March 31, 2021.

SONY MUSIC ENTERTAINMENT TO ACQUIRE
LEADING ARTIST SERVICES COMPANY AWAL

AWAL Will be Stand-Alone Artist Services Offering, Powered by The Orchard

Independent Artists to Benefit from Investment and The Orchard’s Technology to Expand AWAL’s Geographic Reach and Services

New York, NY – February 1, 2021 – Sony Music Entertainment (SME) today announced it has entered into a definitive agreement with Kobalt Music Group Ltd (Kobalt) to acquire Kobalt’s recorded music operations, including AWAL, a leading provider of services to independent recording artists, and Kobalt Neighbouring Rights, one of the leading performance rights collection agencies for artists and independent labels worldwide.

AWAL and Neighbouring Rights will become a new division within SME’s suite of independent artist and label services offerings and will be enhanced by the technology and network of SME’s independent music distribution company, The Orchard. Lonny Olinick will remain AWAL’s CEO.

AWAL—created to provide global services to independent-minded artists, while offering unique and flexible agreements—will continue to sign, develop and market its own artists. AWAL services include global marketing, creative, synch and brand partnerships, radio promotion and distribution as well as access to real-time comprehensive music analytics. Connecting AWAL with The Orchard rounds out SME’s expanded support and services opportunities for record labels as well as DIY artists.

As part of SME’s global company, AWAL’s extensive roster of artists will have access to an expanded network of resources and partnerships around the world. SME’s continued support of the independent music market through its investment to grow AWAL’s service offerings will create more opportunities for artists to reach fans globally, enabling more paths to market for artists than ever before. Additionally, AWAL artists will be able to capitalize on SME’s and The Orchard’s global distribution footprint.

In making the announcement, Rob Stringer, Chairman, Sony Music Group said, “Our investment in AWAL’s continued growth gives us another level of service to offer the independent music community. With their flexible solutions to building artist careers, together we will offer creators more exciting choices to connect with their audience worldwide.”

Said Brad Navin, CEO, The Orchard, “The Orchard’s comprehensive offerings, global footprint and technology will contribute to AWAL’s continued success. We will give more artists a transparent, global solution and access to multiple touch points to release their music however they choose.”

Lonny Olinick, CEO, AWAL said, “The AWAL team has futuristically enabled artists to deliver their creative vision since its inception. Now, as part of the global Sony ecosystem, we can dramatically expand on this vision for them. We are also excited to build on our innovative neighboring rights as well as DIY platforms with extended support from The Orchard.”

Kobalt’s Neighbouring Rights division, led by CEO, Ann Tausis, is the leading administrator of neighboring sound recording rights with its direct relationships with global collection societies. The Neighbouring Rights business has grown to represent more than 2,000 performers. With this agreement, SME artists and The Orchard distributed labels will be able to partner with Neighbouring Rights to capitalize on its infrastructure and collection network.

The acquisition is subject to customary regulatory and closing conditions.

- EOF -